Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	2000	2001	2002	2003	2004	2004 pro forma(1)
Pre-tax income (loss) from continuing operations before income or loss from equity investees	$(28.5)	$(97.1)	$(20.6)	$(17.3)	$71.2	$144.4

Fixed charges:
Interest expense	29.7	19.3	14.6	18.8	23.8	62.5
Rentals, primarily buildings - 33%	6.6	6.4	5.8	5.5	5.4	9.8

Total fixed charges	$36.3	$25.7	$20.4	$24.3	$29.2	$72.3
Pre-tax income (loss) from continuing operations before income or loss from equity investees plus fixed charges	$7.8	$(71.4)	$(0.2)	$7.0	$100.4	$216.7

Ratio of earnings to fixed charges					3.44	3.00

Earnings deficiency	$28.5	$97.1	$20.6	$17.3
(1)	The pro forma ratio of earnings to fixed charges gives effect to our acquisition of J&F Steel, our issuance of $175.0 million of 3.50% Convertible Senior Notes due 2024 in November 2004, our issuance of $150.0 million of 8 1/4% Senior Notes due 2011 in December 2004 and the Integris Transactions.